Exhibit (a)(1)(iii)

Supplement dated April 19, 2018

to the Comstock Resources, Inc.

Offer to Purchase for Cash Any and All Outstanding

7  3/4% Convertible Secured PIK Notes due 2019 (CUSIP No. 205768 AM6)

and

9 1/2% Convertible Secured PIK Notes due 2020 (CUSIP No. 205768 AN4)

and Solicitation of Consents for Proposed Amendments to the Indentures

This Supplement dated April 19, 2018 (“Supplement”) to the Comstock Resources, Inc. Offer to Purchase for Cash Any and All Outstanding 7 3/4% Convertible Secured PIK Notes due 2019 (CUSIP No. 205768 AM6) (the “2019 Notes”) and 9 1/2% Convertible Secured PIK Notes due 2020 (CUSIP No. 205768 AN4) (the “2020 Notes”) and Solicitation of Consents for Proposed Amendments to the Indentures dated April 2, 2018 (the “Offer to Purchase”) supplements the information provided in the Offer to Purchase, as set forth below. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Offer to Purchase.

The following additional information is added to the Offer to Purchase after the first table on the second cover page of the Offer to Purchase:

On April 18, 2018, the closing price of the Company’s common stock on the NYSE was $5.31 per Share.

In the event we were to consummate the Tender Offer and the price of our Shares was below $7.50 on the Settlement Date, the following table sets forth the value of the Total Tender Offer and Conversion Agreement Consideration you would receive on the Settlement Date based on a series of assumed prices per Share:

	2019 Notes			2020 Notes
Market Price of Shares	Cash Consideration ($)	Value of 87 Conversion Shares ($)	Total Market Value of Cash Consideration and Conversion Shares ($)	Cash Consideration ($)	Value of 100 Conversion Shares ($)	Total Market Value of Cash Consideration and Conversion Shares ($)
$ 7.50	347.50	652.50	1,000.00	250.00	750.00	1,000.00
$ 7.25	347.50	630.75	978.25	250.00	725.00	975.00
$ 7.00	347.50	609.00	956.50	250.00	700.00	950.00
$ 6.75	347.50	587.25	934.75	250.00	675.00	925.00
$ 6.50	347.50	565.50	913.00	250.00	650.00	900.00
$ 6.25	347.50	543.75	891.25	250.00	625.00	875.00
$ 6.00	347.50	522.00	869.50	250.00	600.00	850.00
$ 5.75	347.50	500.25	847.75	250.00	575.00	825.00
$ 5.50	347.50	478.50	826.00	250.00	550.00	800.00
$ 5.25	347.50	456.75	804.25	250.00	525.00	775.00
$ 5.00	347.50	435.00	782.50	250.00	500.00	750.00

The information provided in the foregoing chart is provided for informational purposes only. There can be no assurances that Holders will be able to sell their Conversion Shares at the market prices set forth above, and the market price for our Shares may decline following the consummation of this Tender Offer. See “Risk Factors—Risk Factors Relating to the Tender Offer and Consent Solicitation—Issuance of our common stock pursuant to the Conversion Agreement and the Stock Offering will cause substantial dilution, which will likely materially affect the trading price of our common stock and earnings per share.” and “Risk Factors—Risk Factors Relating to the Tender Offer and Consent Solicitation—The market price of our common stock may face substantial downward pressure after giving effect to the issuance of our common stock pursuant to the Conversion Agreement and the Stock Offering.” in this Offer to Purchase.